UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 3)

Under the Securities Exchange Act of 1934

OMEGA PROTEIN CORPORATION

 (Name of Issuer)

Common Stock, $0.01 par value

 (Title of Class of Securities)

68210P107

( CUSIP Number)

Wynnefield Partners Small Cap Value, L.P. I

450 Seventh Avenue, Suite 509

New York, New York 10123

Attention: Mr. Nelson Obus

Copy to:

Jeffrey S. Tullman, Esq.

Kane Kessler, P.C.

1350 Avenue of the Americas, 26th Floor

New York, New York 10019

(212) 541-6222

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 23, 2016

 (Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

CUSIP No. 68210P107	13D/A	Page 2 of 16

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Partners Small Cap Value, L.P. 13-3688497
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 496,797 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 496,797 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 496,797 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 68210P107	13D/A	Page 3 of 16

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Partners Small Cap Value, L.P. I 13-3953291
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 814,807 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 814,807 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 814,807 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 68210P107	13D/A	Page 4 of 16

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Small Cap Value Offshore Fund, Ltd. (No IRS Identification No.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 103,890 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 103,890 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 103,890 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 68210P107	13D/A	Page 5 of 16

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Capital, Inc. Profit Sharing & Money Purchase Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 75,000 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 75,000 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 75,000 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON* EP

CUSIP No. 68210P107	13D/A	Page 6 of 16

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Capital Management, LLC 13-4018186
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,311,604 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 1,311,604 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,311,604 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 68210P107	13D/A	Page 7 of 16

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Capital, Inc. 13-3688495
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 103,890 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 103,890 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 103,890 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 68210P107	13D/A	Page 8 of 16

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Nelson Obus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 1,490,494 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 1,490,494 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,490,494 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 68210P107	13D/A	Page 9 of 16

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Joshua Landes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 1,490,494 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 1,490,494 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,490,494 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 68210P107	13D/A	Page 10 of 16

Item 1. Security and Issuer.

This Amendment No. 3 amends the Statement of Beneficial Ownership on Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on August 11, 2015 and as amended by Amendment No. 1, filed on October 8, 2015 and as further amended by Amendment No. 2, filed on November 17, 2015 (collectively, the “Schedule 13D”) by the Wynnefield Reporting Persons (as defined in the Schedule 13D) with respect to shares of common stock, $0.01 par value per share (the “Common Stock”) of Omega Protein Corporation, a Nevada corporation (the “Issuer”). The Issuer maintains its principal executive office at 2105 City West Blvd., Suite 500, Houston, Texas 77042. Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended by the addition of the following:

The securities reported in this Schedule 13D/A as directly beneficially owned by the Wynnefield Reporting Persons were `acquired with funds of approximately $17,042,857 (including brokerage commissions). All such funds were provided from the working capital or personal funds of the Wynnefield Reporting Persons who directly beneficially own such securities.

Item 4. Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended by the addition of the following:

On February 23, 2016, the Wynnefield Reporting Persons delivered a letter to the Issuer notifying it that the Wynnefield Reporting Persons intend to nominate and seek to elect Michael N. Christodolou, David H. Clarke and James L. Sherbert, Jr. (each, “Nominee” and collectively, the “Nominees”) as members of the Issuer’s Board of Directors (the “Board”) at the 2016 Annual Meeting of Stockholders (the “Annual Meeting”).

The Wynnefield Reporting Persons feel they have been forced to take the step of proposing these three qualified and independent Nominees for election at the Annual Meeting as a last resort to protect the capital of the Issuer and interests of all of the Issuer’s stockholders. The Wynnefield Reporting Persons have previously expressed their concerns with the Issuer’s misdirected allocation of over $160 million of capital into human nutrition businesses forgoing numerous opportunities in their core business or returning capital to stockholders.  The Wynnefield Reporting Persons have further criticized the Board’s adoption of corporate governance practices specifically designed to inhibit stockholder democracy.

In July 2015, the Wynnefield Reporting Persons recommended that the Issuer’s Board conduct a thorough review of what the Wynnefield Reporting Persons consider to be a gross misallocation of $160 million of capital towards the Issuer’s ill-advised adventure into human nutrition and strongly urged the Issuer to evaluate what its stockholders might receive in an auction for its animal nutrition business given the generous July 2015 prices paid by global consolidators for regional competitors like Omega Protein. In response, the Issuer announced on September 25, 2015 that the Board was commencing a “process of a review of strategic alternatives to enhance shareholder value” advised by J.P. Morgan Securities, LLC.

CUSIP No. 68210P107	13D/A	Page 11 of 16

At that time, the Wynnefield Reporting Persons strongly recommended the Issuer consider appointing Mr. Christodolou as an independent director to fill an existing vacancy on the Board.  In connection with such recommendation, the Wynnefield Reporting Persons provided the Issuer with Mr. Christodolou’s credentials, which reflect his extensive investment and capital allocation expertise, his corporate governance experience serving as the Chairman and a director of publicly traded companies together with his significant financial expertise and experience as both Chairman and a member of several audit committees. The Wynnefield Reporting Persons further offered to arrange an in person meeting between the Board and Mr. Christodolou. The Issuer’s Board refused to meet with or have any contact with Mr. Christodolou much less consider him as a potential nominee to the Board despite the vacancy existing on the Board.

More than five months have now elapsed since the Issuer announced the commencement of its strategic review without the Issuer providing any additional information relating to timing, results or termination of the process.

In addition, instead of embracing Wynnefield’s recommended reforms and adopting best governance practices, on November 5, 2015, the Issuer’s Board unilaterally adopted, without stockholder approval, amended and restated Bylaws erecting even higher hurdles and additional burdens on stockholder suffrage, making any notice of nominations given in accordance with the previous deadline set forth in the Issuer’s 2015 Proxy Statement not timely.

The Wynnefield Reporting Persons’ believe that their suggestions and recommendations previously made to the Issuer are reasonable and in the best interests of the Issuer and its stockholders. However, after being continually rebuffed by the Issuer’s management and Board, the Wynnefield Reporting Persons are not willing to allow the Issuer and the current Board to continue their misdirected efforts to further invest in the human nutrition business, while foregoing opportunities to expand their core high-margin animal nutrition business or, alternatively, return money to stockholders. Accordingly, at the Annual Meeting, we will seek to elect three highly qualified, independent directors who are committed to protecting all interests, will press the Board to preserve and redirect capital, improve corporate governance practices and to evaluate reasonable alternative business strategies, which we believe will lead to the creation of stockholder value.

The background and experiences of our Nominees are set forth below.

Michael N. Christodolou, 54. Mr. Christodolou has over 30 years of investment and corporate governance experience with publicly traded companies. Since January 1999 Mr. Christodolou has served as a director and member of the Audit, Compensation and Corporate Governance & Nominating (“CG&N”) Committee at Lindsay Corporation, an approximately $900 million equity cap / $560 million revenue New York Stock Exchange (“NYSE”) listed manufacturer of agricultural irrigation equipment and transportation infrastructure products. Mr. Christodolou served as Chairman of the Board of Lindsay Corporation from January 2003 to January 2015 as well as acting as the chair of the CG&N and the Executive Committees during that period. Mr. Christodolou previously chaired the Audit Committee of Lindsay Corporation from April 1999 until January 2003. From 1998 to 2001 Mr. Christodolou served as a director of XTRA Corporation, a NYSE-listed lessor of transportation equipment. Mr. Christodolou also served as Chairman of XTRA Corporation’s Audit Committee and a member of the Compensation Committee from 1999 until XTRA Corporation was acquired by Berkshire Hathaway, Inc. in September 2001 for approximately $1.3 billion. From November 2015 to February 2016, Mr. Christodolou served as a director of Farmland Partners, Inc., a NYSE-listed REIT that acquires North American farmland. From March 2011 until June 2015, when the company was sold, Mr. Christodolou served as a director of Quest Capital Group LLC, a private company funded by a leading mutual insurance company to acquire, manage, and lease transportation equipment. Since May 2000, Mr. Christodolou has been the manager and sole member of Inwood Capital Management LLC, a private investment firm he founded. From 1988 to 1999 Mr. Christodolou was employed by Bass Brothers/Taylor & Company, the public equity investment group for members of the Bass family of Fort Worth, Texas where he served as a Director of Strategic Investments for the group’s $1 billion value-oriented fund from 1995 to 1999 and he was involved with value enhancement or maximization processes at approximately two dozen publicly traded companies. From 1983 to 1986, he was employed by T. Rowe Price Associates, where he analyzed high technology, emerging growth investments for the New Horizons Fund mutual fund and the Threshold Fund, L.P., a mezzanine venture capital fund.

CUSIP No. 68210P107	13D/A	Page 12 of 16

Mr. Christodolou attended the Wharton School of the University of Pennsylvania where he earned a Bachelor of Science in Economics (major in Finance) in 1983 and an MBA in 1988.

The Wynnefield Reporting Persons believe Mr. Christodolou’s extensive investment and capital allocation expertise, his corporate governance experience serving as the Chairman and a director of publicly traded companies together with his significant financial expertise and experience as both Chairman and a member of several audit committees, provides him with unique skills, insights and qualifications to serve as a member of the Board and all of its committees.

David H. Clarke, 74. From 1989 through 1995, Mr. Clarke served as Executive Chairman of International Proteins Corporation, subsequently Marine Harvest International, Inc., an American Stock Exchange listed company, then one of the largest aquaculture companies in the world engaged in fishing for menhaden, sardines and anchovies in the United States and Panama, and the production, distribution and trading of fishmeal and fish oil worldwide, as well as farming Atlantic salmon in Scotland and Chile and shrimp in Ecuador. Prior thereto, Mr. Clarke was President and Chief Executive Officer of his family's menhaden fish meal business, Seacoast Products, Inc., which had operations in Cameron, Louisiana, Intracoastal City, Louisiana, Morgan City, Louisiana, Moss Point, Mississippi, Port Monmouth New Jersey and Beaufort North Carolina. Seacoast Products, Inc. was sold to Hanson Plc in 1973 and was subsequently sold to Zapata Corporation, the predecessor of Omega Protein Corporation. Mr. Clarke served as the Chairman and Chief Executive Officer of New York Stock Exchange listed Jacuzzi Brands, Inc., a multi-billion dollar international conglomerate, from June 1995 until October 2006. Prior thereto, Mr. Clarke was Vice Chairman of Hanson, plc, a diversified multi-billion dollar conglomerate listed on the London Stock Exchange, with oversight responsibility for the acquisition, operation and disposition of numerous public and private companies. Currently, Mr. Clarke is Chief Executive Officer of GSB Holdings, Inc., a subsidiary of his family’s private business engaged in real estate development and investments. Mr. Clarke also serves on the board and Audit Committee of Fiduciary Trust Company International, a money manager, which is a subsidiary of NYSE listed Franklin Resources, Inc. Mr. Clarke is also currently President and Chief Executive Officer of Monster Digital, Inc. a privately held company engaged in the consumer electronics business. From June 2010 until October 2014, Mr. Clarke served as Chairman of Hong Kong based United Pacific Industries, Limited, a company listed on the Hong Kong Stock Exchange. Mr. Clarke was asked to step in as Chairman to fix the company, stem the losses and reduce its excessive debt. By the time of Mr. Clarke’s departure slightly more than four years later the company was highly profitable, the balance sheet was in a net cash position with no debt and the share price on the Hong Kong Stock Exchange was up more than 300%. Mr. Clarke received a BA degree from Hobart College in 1965.

CUSIP No. 68210P107	13D/A	Page 13 of 16

The Wynnefield Reporting Persons believe Mr. Clarke’s vast managerial and operational experience, in particular in businesses engaged in aquaculture and fish meal production and distribution, his extensive corporate governance experience serving as a director of a number of publicly traded companies, his experience as a member of an audit committee of a financial institution, provides him the with unique skills, insight, strategic and operational experience and qualifications to serve as a member of the Board and all of its committees.

James L. Sherbert, 66. James L. Sherbert, Jr. has demonstrated success in salvaging distressed companies and transforming under-performing companies in distressed industries by improving and streamlining their operations, instilling proper capital allocation and restructuring their balance sheets, over the last three decades. From 2012 through 2014, Mr. Sherbert served first as a director and then, at the behest of its largest shareholder, as the interim Chief Executive Officer of Mississippi Phosphates, Corp., a $350 million revenue company listed on the NASDAQ Over the Counter Market (OTCMKTS) engaged in phosphate fertilizer manufacturing. As interim Chief Executive Officer of Mississippi Phosphates, Corp., Mr. Sherbert successfully negotiated a long-term remediation plan with the United States Environmental Protection Agency on behalf of the company and raised $50 million in new debt/investment and successfully restructured its existing company debt. From 2005 through 2012, Mr. Sherbert served as the Chief Executive Officer of Bush Industries, Inc., a private $400 million revenue company engaged in the manufacture and sale of commercial office furniture. As Chief Executive Officer of Bush Industries, following its emergence from Bankruptcy, Mr. Sherbert reformed the company’s management teams in United States and Europe and redefined the company’s market direction and capital allocation procedures, increasing the company’s EBITDA 300% within the first three years. From 1999 through 2005, Mr. Sherbert served as the Chief Executive Officer of Castle Rock Industries, Inc., a private $200 million revenue international manufacturer of cleaning equipment and supplier of support services sold to the facilities maintenance industry. Mr. Sherbert increased the company’s EBITDA as a percentage to sales 76% to an industry leading 10.5% in three years through implementing cost reduction efforts and increased capacity utilization. From 1994 through 1999, Mr. Sherbert served as the President and Chief Operating Officer of Southcorp Packaging USA, a private $200 million revenue subsidiary of Southcorp Holding, Inc. an Australian public company engaged in plastics manufacturing and packaging. As President and Chief Operating Officer of Southcorp Packaging USA, Mr. Sherbert increased EBITDA by 300% and return on investment by approximately 200% through organic growth, proper allocation of capital, rationalization of the company’s underperforming assets and a focused cost reduction strategy. From 2010 through 2015, Mr. Sherbert served as a member of the board of directors of Wornick Foods, Inc., a private pre-packaged food processing company specializing in producing rations for military entities, with approximately $300 million in revenue. In this capacity, Mr. Sherbert provided guidance to Wornick Foods, Inc.’s executive management with respect to efficient capital asset deployment and equipment utilization optimization and a successful company divestiture to a market competitor.

Mr. Sherbert attended Oregon State University where he earned a Bachelor of Science degree in 1972 and a Masters of Education in 1974.

The Wynnefield Reporting Persons believe Mr. Sherbert’s operational experience and repeated success as a Chief Executive Officer and/or director of several industrial companies, his expertise in achieving successful turn-arounds of failing companies and his corporate governance experience serving as a director of a number of diverse companies, provides him with the managerial skills, operational experience and financial expertise to serve as a member of the Board.

CUSIP No. 68210P107	13D/A	Page 14 of 16

In the event any of the Nominees shall be unable to serve for any reason, the Wynnefield Reporting Persons reserve the right to select a replacement Nominee. Additionally, in the event the Issuer purports to increase the number of directors serving on the Board or otherwise increases the number of directors to be elected at the Annual Meeting, the Wynnefield Reporting Persons reserve the right to nominate additional persons as directors to fill any vacancies created by the increase or to fill any additional positions on the Board which the Issuer’s stockholders shall vote on at the Annual Meeting.

Other than as set forth in this Item 4, the Wynnefield Reporting Persons do not have any current plans, proposals or negotiations that relate to or would result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of the Schedule 13D. The Wynnefield Reporting Persons intend to review their investment in the Issuer on a continuing basis, and to the extent permitted by law, may seek to engage in discussions with other stockholders and/or with management and the Board of Directors of the Issuer concerning the business, operations or future plans of the Issuer. Depending on various factors including, without limitation, the Issuer’s financial position, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, the Wynnefield Reporting Persons may, in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Common Stock, selling Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock, taking any other action with respect to the Issuer or any of its securities in any manner permitted by law or changing its intention with respect to any and all matters referred to in paragraphs (a) through (j) of Item 4.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a), (b) and (c) As of February 23, 2015, the Wynnefield Reporting Persons beneficially owned in the aggregate 1,490,494 shares of Common Stock, constituting approximately 6.7% of the outstanding shares of Common Stock. The percentage of shares of Common Stock reported as being beneficially owned by the Wynnefield Reporting Persons is based upon 22,246,157 shares outstanding as of October 30, 2015, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, filed with the Commission on November 4, 2015.

The following table sets forth certain information with respect to shares of Common Stock directly beneficially owned by the Wynnefield Reporting Persons listed below:

Name	Number of Common Stock	Percentage of Outstanding Common Stock
Wynnenfield Partners I	814,807	3.7%
Wynnefield Partners	496,797	2.2%
Wynnefield Offshore	103,890	0.5%
Plan	75,000	0.3%

WCM is the sole general partner of Wynnefield Partners and Wynnefield Partners I and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the Common Stock that Wynnefield Partners and Wynnefield Partners I beneficially own. WCM, as the sole general partner of Wynnefield Partners and Wynnefield Partners I, has the sole power to direct the voting and disposition of the Common Stock that Wynnefield Partners and Wynnefield Partners I beneficially own. Messrs. Obus and Landes are the co-managing members of WCM and, accordingly, each of Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the Common Stock that WCM may be deemed to beneficially own. Each of Messrs. Obus and Landes, as co-managing members of WCM, share the power to direct the voting and disposition of the shares of Common Stock that WCM may be deemed to beneficially own.

CUSIP No. 68210P107	13D/A	Page 15 of 16

WCI is the sole investment manager of Wynnefield Offshore and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the Common Stock that Wynnefield Offshore beneficially owns. WCI, as the sole investment manager of Wynnefield Offshore, has the sole power to direct the voting and disposition of the Common Stock that Wynnefield Offshore beneficially owns. Messrs. Obus and Landes are executive officers of WCI and, accordingly, each may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the Common Stock that WCI may be deemed to beneficially own. Messrs. Obus and Landes, as executive officers of WCI, share the power to direct the voting and disposition of the shares of Common Stock that WCI may be deemed to beneficially own.

The Plan is an employee profit sharing plan. Messrs. Obus and Landes are the co-trustees of the Plan and accordingly, Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the shares of Common Stock that the Plan may be deemed to beneficially own. Each of Messrs. Obus and Landes, as the trustees of the Plan, shares with the other the power to direct the voting and disposition of the shares of Common Stock beneficially owned by the Plan.

Beneficial ownership of the Common Stock shown on the cover pages of and set forth elsewhere in this Schedule 13D for each member of the Wynnefield Reporting Persons assumes that they have not formed a group for purposes of Section 13(d)(3) under the Exchange Act, and Rule 13d-5(b)(1) promulgated thereunder. If the members of the Wynnefield Reporting Persons were deemed to have formed a group for purposes of Section 13(d)(3) and Rule 13d-5(b)(1), the group would be deemed to own beneficially (and may be deemed to have shared voting and dispositive power over) in the aggregate 1,490,494 shares of Common Stock, constituting approximately 6.7% of the outstanding shares of Common Stock. The percentage of shares of Common Stock reported as being beneficially owned by the Wynnefield Reporting Persons is based upon 22,246,157 shares outstanding as of October 30, 2015, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, filed with the Commission on November 4, 2015.

The filing of this Schedule 13D and any future amendment by the Wynnefield Reporting Persons, and the inclusion of information herein and therein with respect to WCM, WCI and Messrs. Obus and Landes, shall not be considered an admission that any of such persons, for the purpose of Section 16(b) of the Exchange Act, are the beneficial owners of any shares in which such persons do not have a pecuniary interest. Each of WCM, WCI and Messrs. Obus and Landes disclaims any beneficial ownership of the shares covered by this Schedule 13D.

The Wynnefield Reporting Persons have not acquired or sold shares of Common Stock during the last 60 days.

(d) and (e). Not Applicable.

CUSIP No. 68210P107	13D/A	Page 16 of 16

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: March 1, 2016

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I

By:	Wynnefield Capital Management, LLC,
its General Partner

By:	/s/ Nelson Obus
Nelson Obus, Co-Managing Member

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.

By:	Wynnefield Capital Management, LLC,
its General Partner

By:	/s/ Nelson Obus
Nelson Obus, Co-Managing Member

WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

By:	Wynnefield Capital, Inc.,
its Investment Manager

By:	/s/ Nelson Obus
Nelson Obus, President

WYNNEFIELD CAPITAL, INC. PROFIT SHARING & MONEY PURCHASE PLAN

By:	/s/ Nelson Obus
Nelson Obus, Co-Trustee

WYNNEFIELD CAPITAL MANAGEMENT, LLC

By:	/s/ Nelson Obus
Nelson Obus, Co-Managing Member

WYNNEFIELD CAPITAL, INC.

By:	/s/ Nelson Obus
Nelson Obus, President

/s/ Nelson Obus
Nelson Obus, Individually

/s/ Joshua Landes
Joshua Landes, Individually